UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Profire Energy, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

74316X 101

(CUSIP Number)

Harold Albert

9671 283 ST.

Acheson, Alberta, Canada T7X 6J5

(780) 777-0339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74316X 101

1	NAME OF REPORTING PERSONS Harold Albert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74316X 101

1	NAME OF REPORTING PERSONS 1831893 Alberta LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the Reporting Persons (as defined below). This Amendment No. 3 amends the Schedule 13D filed by Harold Albert with the Securities and Exchange Commission (“SEC”) on October 22, 2008, as amended by Schedule 13D/A-1 filed on August 2, 2013 and as further amended by Schedule 13D/A-2 filed on September 23, 2013 (the “Schedule 13D, as amended”). Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

This Amendment No. 3 is being filed by 1831893 Alberta LTD. (“Alberta”) and Harold Albert (collectively, the “Reporting Persons”).

1831893 Alberta LTD. is a private limited company established under the laws of Canada with a principal address of c/o Profire Energy, Inc. 9671 283 St. Acheson AB T7X 6J5. Mr. Albert is the sole owner of Alberta. The principal business of Alberta is to hold investments.

Harold Albert is retired, his address is c/o Profire Energy, Inc. 9671 283 St. Acheson AB T7X 6J5, and he is a citizen of Canada.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

(a)	Between July 2, 2014 and March 8, 2022, the Reporting Persons sold an aggregate of 15,325,000 shares of Common Stock, which represented the remaining shares of Common Stock beneficially owned by the Reporting Persons.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Schedule 13D. The Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)	As of the date hereof, each of the Reporting Persons owns 0 shares, or 0.0% of the outstanding Common Stock of the Issuer.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the outstanding Common Stock of the Issuer on October 13, 2021.

Item 7. Material to be Filed As Exhibits

*Exhibit 1	Joint Filing Agreement

*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022	/s/ Harold Albert
Harold Albert

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022	1831893 ALBERTA LTD.

	By:	/s/ Harold Albert
		Name:	Harold Albert
		Title:	Sole Owner